FRAN STOLLER of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4935 Main 212.407.4000 Fax 212.407.0706 fstoller@loeb.com

March 2, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Phoenix India Acquisition Corp.
Amendment No. 4 to Form S-1 Registration Statement
File No. 333-128008

Dear Mr. Reynolds:

On behalf of our client, Phoenix India Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (No. 333-128008) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 4 responds to the comment set forth in the Staff’s letter dated February 8, 2006 (the “Staff’s Letter”) and is being filed to reflect certain changes to the terms and conditions of the offering, including a reduction in the number of units being offered and the issuance of units in a private placement to select investors. In order to facilitate your review of Amendment No. 4, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 4.

The Company’s response to the Staff’s comment set forth in the Staff’s Letter is as follows:

Comment Number	Response

Financial Statements

Statement of Cash Flows

1.	The Company has revised the disclosure on page F-7 in accordance with the Staff’s comment.

In light of the Company’s desire to have the Registration Statement declared effective as soon as possible, your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Gustavo A. Pauta, Esq. at (212) 407-4129.

Sincerely,

/s/ Fran Stoller
Fran Stoller
of Loeb & Loeb LLP

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